  Exhibit 99.1
AMEX “REX”
TSX “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES FIRST QUARTER RESULTS

EDMONTON, ALBERTA - May 15 , 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced its financial and operational results for the three-month period ended March 31, 2006.

“As enrollment in our late-stage OvaRex® MAb trials proceeds and we draw closer to completing Phase III clinical testing, we also continue to advance the clinical progress of our earlier-stage ChimigenTM vaccine candidates and OcclusinTM 50 Injection product,” said Dr. Lorne Tyrrell, M.D., Ph.D., Chief Executive Officer and Chief Scientific Officer of ViRexx. “The breadth of our pipeline is beginning to emerge as our third platform technology has entered the clinical development stage with the initiation of a Phase I trial for the ChimigenTM vaccine candidate, HepaVaxx B, for the treatment of chronic hepatitis B.”

Operational Highlights
•
Our licensing partner, United Therapeutics, enrolled 165 of a targeted 177 patients in IMPACT II, the second of two identical OvaRex® MAb Phase III trials for treatment of late-stage ovarian cancer. IMPACT I reached full enrollment in December of 2005.

•	Completed enrollment in the 40 patient OvaRex® MAb Phase II trial, to study its use as an adjuvant to platinum-based front line chemotherapy in the treatment of advanced ovarian cancer patients.
•	Received approval from Health Canada to initiate a Phase I safety study in healthy volunteers of the ChimigenTM vaccine, HepaVaxx B (subsequent to the end of the quarter).
•	Entered into a research collaboration with Defence Research and Development Canada - Suffield to evaluate the use of the ChimigenTM vaccine platform for biodefense applications.
•	Expanded the sites for the Occlusin™ 50 Injection Phase I trial to include Foothills Hospital in Calgary, in addition to the ongoing participation of Toronto General Hospital.
•	Announced the appointment of Scott M. Langille as Chief Financial Officer (subsequent to the end of the quarter).

Financial Highlights
(All amounts reported are in Canadian dollars unless otherwise stated)

The Company recorded a net loss for the three-month period ended March 31, 2006 of $2,308,647 or ($0.04) per share, as compared with a net loss of $1,702,833 or ($0.03) per share for the three-month period ended March 31, 2005.

Research and development expenses for the three months ended March 31, 2006, totalled $1,543,667, an increase of $630,687 from $912,984 in research and development expenses incurred for the corresponding period ended March 31, 2005. This difference was due to preclinical animal testing and preparation for the HepaVaxx B clinical studies. Efforts continued on the development of the Occlusin™ 500 Artificial Embolization Device and Occlusin™ 50 Injection clinical activities.

During the first quarter of 2006, research and development costs for the Chimigen™ platform have been offset by a financial contribution from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP).

Corporate administrative expenses for the three-month period ended March 31, 2006 totaled $927,435, compared with $742,360 for the same period last year. The difference is attributable to American Stock Exchange listing fees and fees incurred for recruiting key management positions.

At March 31, 2006, the Company’s cash and cash equivalents totalled $14,429,807 as compared with $5,571,850 at December 31, 2005. During the first quarter the Company issued 10,909,090 units in a private placement financing for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years. Subsequent to the end of the quarter the Company completed the issuance of 800,000 units for gross proceeds of 1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.75 for a period of two years from the date of issuance.

At March 31, 2006, the Company had 69,542,535 shares outstanding. The number of stock options and warrants outstanding at March 31, 2006 is 6,832,563 and 14,819,289 respectively and could generate proceeds of $26,575,667 if exercised.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916

Financial statements attached:

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheet

(expressed in Canadian dollars)

	March 31, 2006 $	December 31, 2005 $
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	14,429,807	5,571,850
Goods and services tax recoverable	42,546	39,606
Prepaid expenses and deposits	401,312	166,658
Grants and other receivables	73,688	-

	14,947,353	5,778,114

Property and equipment	509,523	518,134

Acquired intellectual property	29,236,230	29,990,097

	44,693,106	36,286,345

Liabilities

Current liabilities
Accounts payable and accrued liabilities	791,549	670,166

Future income taxes	-	1,168,377

	791,549	1,838,543

Commitments (note 4)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 69,542,535 shares and 58,443,445 shares issued and outstanding, respectively (note 5)	51,660,787	45,989,189

Contributed surplus	10,870,213	4,779,409

Deficit accumulated during development stage	(18,629,443)	(16,320,796)

	43,901,557	34,447,802

	44,693,106	36,286,345

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Loss and Accumulated Deficit

(expressed in Canadian dollars)

	Three-month period ended

	March 31, 2006 $	March 31, 2005 $ (Restated - Note 3)

Revenue	-	-

Expenses
Research and development	1,543,667	912,984
Corporate administration	927,435	742,360
Depreciation and amortization	786,260	692,542
Gain on foreign exchange	5,364	18,613
Interest income	(67,632)	(53,104)
Debenture interest	-	15,353

	3,195,094	2,328,748

Loss before income taxes	(3,195,094)	(2,328,748)

Recovery of future income taxes	(886,447)	(625,915)

Net loss for the period	(2,308,647)	(1,702,833)

Accumulated deficit - Beginning of period	(16,320,796)	(8,250,419)

Premium on repurchase of shares	-	(78,745)

Accumulated deficit - End of period	(18,629,443)	(10,031,997)

	$	$

Basic and diluted loss per share	(0.04)	(0.03)

	#	#

Weighted average number of common shares outstanding	63,842,333	53,745,499

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

	Three-month period ended

	March 31, 2006 $	March 31, 2005 $ (Restated - Note 3)

Cash provided for (used in)

Operating activities
Net loss for the period	(2,308,647)	(1,702,833)
Items not affecting cash
Debenture interest	-	15,353
Depreciation and amortization	786,260	692,542
Stock-based compensation	215,046	141,594
Unrealized foreign exchange loss	-	2,600
Future income taxes	(886,447)	(625,915)

	(2,193,788)	(1,476,659)
Net change in non-cash working capital items
(Increase) decrease in grants and other receivables	(73,688)	18,431
(Increase) decrease in goods and services tax recoverable	(2,940)	53,427
(Increase) decrease in prepaid expenses and deposits	(234,654)	85,699
Decrease (increase) in accounts payable and accrued liabilities	121,383	(137,412)

	(2,383,687)	(1,456,514)

Financing activities
Issuance of share capital	12,104,001	1,186,089
Repurchase of shares	-	(182,987)
Restricted cash	-	(931)
Share issuance costs	(838,575)	-

	11,265,426	1,002,171

Investment activities
Acquisition of property and equipment	(23,782)	(20,192)

Increase (decrease) in cash and cash equivalents	8,857,957	(474,535)

Cash and cash equivalents - Beginning of period	5,571,850	9,462,988

Cash and cash equivalents - End of period	14,429,807	8,988,453

Cash and cash equivalents comprised of
Cash on deposit	304,318	418,577
Short-term investments and deposits	14,125,489	8,569,876

	14,429,807	8,988,453